Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

On February 20, 2014, Brookdale and Emeritus issued the following updated presentation in connection with the merger between Brookdale and Emeritus:

Brookdale Merger with Emeritus Senior Living
February 20, 2014

Forward-Looking Statements

Certain items in this presentation and statements made by or on behalf of Brookdale Senior Living Inc. and Emeritus Corporation relating hereto may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "would," "project," "predict," "continue," "plan" or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger of Brookdale and Emeritus, including with respect to the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the transaction on the Company's relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

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BROOKDALE SENIOR LIVING SOLUTIONS
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Additional Information

In connection with the merger, the Company plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. THE COMPANY STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about the Company and Emeritus Corporation may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.brookdale.com under the heading "About Brookdale/Investor Relations" or from Emeritus Corporation at www.emeritus.com under the heading "Investors."

The Company and Emeritus Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's and Emeritus Corporation's stockholders in connection with the merger. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company's 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus Corporation and their ownership of Emeritus Corporation common stock is set forth in the proxy statement for Emeritus Corporation's 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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BROOKDALE
SENIOR LIVING SOLUTIONS
ALL THE PLACES LIFE CAN GO™

Transaction Overview
Brookdale Senior Living (“BKD”) is merging with Emeritus Corporation (“ESC”) in a 100% stock-for-stock transaction
Exchange Ratio Each share of ESC will be converted into 0.95 of a share of BKD
Ownership 73.1% BKD / 26.9% ESC
Expect to have 171mm (approx.) shares outstanding following the
Shares Outstanding merger
Expected Close Expected to close in the third quarter of 2014

Transaction Rationale
Combined company will be largest senior living solutions platform in the U.S. – create significant shareholder value in evolving post-acute market
Value of Owned Real Estate
Value of owned real estate increases as EBITDA grows
Unlock up to $ 350mm to $ 400mm of embedded value in purchase options
Deploy capital in ESC assets (“Program Max 2 . 0”)
Revenue Synergies
Offer new products/services to 100K residents with $ 4 . 5bn of annual healthcare spend
Expansion of existing products/services – drive up to $ 100mm of synergies per year
Cost Synergies
Significant cost synergies resulting from greater scale
Expect to reduce operating expenses by up to $ 45mm annually
(1) Note: See reconciliations of Non-GAAP measures at the end of the presentation

Combined Company Overview
Merger creates the largest owner—operator of senior housing in the U . S with approximately 1,200 properties and 113,000 units
$ 4 . 9bn of combined revenues in 2013 – over 80% from private pay sources
Diversified Product Mix
(Properties)
(% of Total) Skilled Nursing
5,164
5%
Independent
Living
34,449
31% Assisted
59,026
52% Living
14,055
12%
Memory
Care
Diversified Operating Model
(Properties)
(% of Total)
Managed
18,900
17% Owned
38,442
34%
55,352
49%
Leased

Merger Significantly Benefits All Stakeholders
Residents Associates Shareholders
Ability to share best practices across two leading care providers
Seamless transition with continuity of community associates
Expanded and better-coordinated services and programs
Better systems and best practices to support associates
More opportunities to enhance career planning, mobility & training
Strong national brand increases ability to recruit and retain talent
Substantial synergies and potential for upside drives value
Improved brand and larger market cap. strengthens recognition
Mix of owned, leased, and managed maximizes upside optionality

Grow Real Estate Value
Underlying value of owned real estate increases through organic growth
Achieve CFFO (1) accretion by deploying capital in ESC assets (“ Program Max 2 . 0”)
Every $ 100mm of capital could drive +$ 12—$ 15mm, or +$ 0 . 04—$ 0 . 05 CFFO per share
Incremental Owned Real Estate Value/Share(2) Growth
(Incremental Value/Share) (EBITDA Growth $ mm)
$10.00 $9.34 $ 120
$8.00 $ 100
$ 104
$6.02 $ 80
$6.00
$67 $ 60
$4.00
$2.91 $ 40
$2.00 $32 $ 20
$0.00 $ 0
Year 1 Year 2 Year 3
Excludes cash flow from
entry fee communities .
Entry fee cash flow is
approximately $ 75 million in
all years .
Excludes future benefits of
community—based operating
synergies .
Excludes potential Program
Max 2 . 0 projects .
Cash From Facility Operations (CFFO)—See reconciliations of Non-GAAP measures at the end of the presentation
Assumes 7% EBITDA growth and 6.5% cap rate.

Embedded Real Estate Value In Leased Portfolio
$350—$ 400 million of present value under bargain purchase options
Combined company has 87 assets with bargain purchase options on approximately 10,500 units
Opportunity over time to recapture between $ 2 . 25 – $ 2 . 75 billion of aggregate real estate
Approximately 60% exercisable by end of 2017
Approximately 40% exercisable 2018 and beyond
Does not include leases with fair market value purchase options

Organic Growth – Brand Recognition
Merger strengthens BKD’s national presence, supports rate and occupancy growth
512 new communities; 6 . 5 million people +80 years old now within 10 miles of a community
Increases geographic presence to 330 markets in 46 states
Cost—effective ability to drive brand recognition for ESC properties
Leverage BKD’s existing national TV & magazine campaign, which was initiated in 2013
Brand Supports Leading Rate Growth
(Rate Growth %)
3.0%
2.0%
1.0%
BKD Industry (1)
(1) NIC Top 100, 2013.

Revenue Synergies – Healthcare Delivery
A significant portion of healthcare spend occurs in the later years of life
Capture part of $ 4 . 5bn of healthcare spend per year generated by 100K residents
Earning 1% of $ 4 . 5bn would drive $ 45mm of revenue
An Integrated Post-Acute Care Spectrum(1)
Current BKD Services
Potential BKD Services
Geriatric Case/Disease Palliative Independent Outpatient
Assessment Management Care Living Therapies
Community Services Home Care Senior Living Skilled Nursing Hospitalization
Wellness Home Health Hospice Assisted Inpatient
Programs Care Living Rehab
(1) Source: The Advisory Board

Revenue Synergies – Track Record
BKD has a successful track record in capturing resident healthcare spend by offering new products and services, including home health and therapy
Expansion of existing home health and therapy services to ESC markets would generate $ 100mm of revenue, or $ 0 . 14 per share of accretion for year 3
Historical BKD Ancillary Results
(Revenue $mm)
$242
$250 $225
$206
$200 $190
$150
$150
$103
$100 $78
$50
$0
2007 2008 2009 2010 2011 2012 2013
Potential Impact of Rollout to ESC
(Revenue $mm)
$120
$101
$100 $88
$80
$63
$60
$38
$40
$20
$0
2014P 2015P 2016P 2017P

Cost Synergies
Combined company is expected to benefit from scale
Up to $ 45mm of G&A and property level operating expense synergies
Nationwide Presence
Estimated Cost Savings
G&A $25mm
Property Level OpEx $20mm
Total $45mm
Per Share $0.26

Financial Impact
Strong balance sheet available to capitalize on real estate opportunities
Post—merger leverage consistent with historical levels and BKD target
Net Debt to EBITDA(1)
10.0x
8.0x
6.2x 6.0x
6.0x 5.6x
4.0x
2.0x
0.0x
Pre Post Target
Acquisition Acquisition
Pro Forma Acq. Summary(1)
Revenues $4.9bn
Adj. EBITDA $867mm
CFFO $401mm
Based on 2013 Brookdale and Emeritus public reporting, excludes synergies.
Note: See reconciliations of Non-GAAP measures at the end of the presentation

Transaction Rationale
Combined company will be largest senior living solutions platform in the U.S. – create significant shareholder value in evolving post-acute market
1 Value of Owned Real Estate
Value of owned real estate increases as EBITDA grows
Unlock up to $350mm to $400mm of embedded value in purchase options
Deploy capital in ESC assets (“Program Max 2.0”)
2 Revenue Synergies
Offer new products/services to 100K residents with $4.5bn of annual healthcare spend Expansion of existing products/services – drive up to $100mm of synergies per year
3 Cost Synergies
Significant cost synergies resulting from greater scale
Expect to reduce operating expenses by up to $45mm annually
(1) Note: See reconciliations of Non-GAAP measures at the end of the presentation

Potential for Merger to Drive Upside
Management Base Case – Year 3 Accretion
G&A $ 0.14
Cost
Property Level OpEx $ 0.12
Revenue New Ancillary Services $ 0.14
Total CFFO/Share Accretion $ 0.40
Levers for Potential Upside
Value of purchase options
Program Max 2.0 at ESC properties
Implement innovative products/services to capture residents’ healthcare spend
Additional synergies and cost savings
(1) Note: See reconciliations of Non-GAAP measures at the end of the presentation

Roadmap to Closing
1. Customary regulatory and lender approvals
2. BKD and ESC shareholder approvals
3. Closing expected in the third quarter of 2014

2

Brookdale Non-GAAP Financial Measure Definitions
Adjusted EBITDA
Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA should not be considered in isolation or as a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. Adjusted EBITDA is a key measure of the Company’s operating performance used by management to focus on operating performance and management without mixing in items of income and expense that relate to long -term contracts and the financing and capitalization of the business.
W e define Adjusted EBITDA as net income (loss) before provision (benefit) for income taxes, non -operating (income) expense items, (gain) loss on sale or acquisition of communities (including gain (loss) on facility lease termination), depreciation and amortization (including non -cash impairment charges), straight -line lease expense (income), amortization of deferred gain, amortization of deferred entrance fees, non -cash stock-based compensation expense, and change in future service obligation and including entrance fee receipts and refunds (excluding (i) first generation entrance fee receipts from the sale of units at a recently opened entrance fee CCRC prior to stabilization and (ii) first generation entrance fee refunds not replaced by second generation entrance fee receipts at the recently opened community prior to stabilization).
Cash From Facility Operations
Cash From Facility Operations (CFFO) is a measurement of liquidity that is not calculated in accordance with GAAP and should not be considered in isolation as a substitute for cash flows provided by or used in operations, as determined in accordance with GAAP. W e define CFFO as net cash provided by (used in) operating activities adjusted for changes in operating assets and liabilities, deferred interest and fees added to principal, refundable entrance fees received, first generation entrance fee receipts at a recently opened entrance fee CCRC prior to stabilization, entrance fee refunds disbursed adjusted for first generation entrance fee refunds not replaced by second generation entrance fee receipts at the recently opened community prior to stabilization, lease financing debt amortization with fair market value or no purchase options, gain (loss) on facility lease termination, recurring capital expenditures (net), distributions from unconsolidated ventures from cumulative share of net earnings, CFFO from unconsolidated ventures, and other. Recurring capital expenditures include routine expenditures capitalized in accordance with GAAP that are funded from current operations. Amounts excluded from recurring capital expenditures consist primarily of major projects, renovations, community repositionings, expansions, systems projects or other non-recurring or unusual capital items (including integration capital expenditures) or community purchases that are funded using lease or financing proceeds, available cash and/or proceeds from the sale of communities that are held for sale.

Brookdale Adjusted EBITDA Reconciliation

The table below reconciles Adjusted EBITDA from net loss for the three months and years ended December 31, 2013 and 2012 (*in thousands*):

	Three Months Ended December 31[1],		Years Ended December 31[1],	
	2013	2012	2013	2012
Net loss	$ (975)	$ (24,692)	$ (3,584)	$ (66,467)
(Benefit) provision for income taxes	(1,516)	(1,040)	1,756	1,519
Equity in (earnings) loss of unconsolidated ventures	(493)	3,277	(1,484)	3,488
Loss on extinguishment of debt	319	-	1,265	221
Other non-operating income	(1,360)	(201)	(2,725)	(593)
Interest expense:				
Debt	24,840	24,492	96,131	98,183
Capitalized lease obligation	6,029	7,103	25,194	30,155
Amortization of deferred financing costs and debt discount	4,037	4,479	17,054	18,081
Change in fair value of derivatives and amortization	(386)	(7)	(980)	364
Interest income	(312)	(1,792)	(1,339)	(4,012)
Income from operations	30,183	11,619	131,288	80,939
Gain on facility lease termination	-	(8,804)	-	(11,584)
Loss on acquisition	-	-	-	636
Depreciation and amortization	68,200	62,500	268,757	252,281
Asset impairment	10,233	19,348	12,891	27,677
Straight-line lease expense	347	1,344	2,597	6,668
Amortization of deferred gain	(1,093)	(1,093)	(4,372)	(4,372)
Amortization of entrance fees	(7,831)	(6,527)	(29,009)	(25,362)
Non-cash stock-based compensation expense	5,202	6,335	25,978	25,520
Change in future service obligation	(1,917)	2,188	(1,917)	2,188
Entrance fee receipts[2]	32,482	22,890	92,331	82,705
Entrance fee disbursements	(10,821)	(7,801)	(35,325)	(27,356)
Adjusted EBITDA	$ 124,985	$ 101,999	$ 463,219	$ 409,940

(1) The calculation of Adjusted EBITDA includes integration, transaction-related and EMR roll-out costs of $4.1 million and $14.5 million for the three months and year ended December 31, 2013, respectively. The calculation of Adjusted EBITDA includes integration, transaction-related and EMR roll-out costs of $7.2 million and $23.5 million for the three months and year ended December 31, 2012, respectively.

(2) Includes the receipt of refundable and non-refundable entrance fees.

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SENIOR LIVING SOLUTIONS
ALL THE PLACES LIFE CAN GO™

Brookdale Cash From Facility Operations Reconciliation

The table below reconciles CFFO from net cash provided by operating activities for the three months and years ended December 31, 2013 and 2012 (*in thousands*):

	Three Months Ended December 31[1],		Years Ended December 31[1],	
	2013	2012	2013	2012
Net cash provided by operating activities	$ 117,046	$ 82,991	$ 366,121	$ 290,969
Changes in operating assets and liabilities	(27,473)	(14,772)	(33,198)	(20,698)
Refundable entrance fees received[2]	18,875	13,088	48,140	42,600
Entrance fee refunds disbursed	(10,821)	(7,801)	(35,325)	(27,356)
Recurring capital expenditures, net	(10,786)	(10,168)	(42,901)	(38,306)
Lease financing debt amortization with fair market value or no purchase options	(3,594)	(3,132)	(13,927)	(12,120)
Distributions from unconsolidated ventures from cumulative share of net earnings	(602)	(72)	(2,691)	(1,507)
CFFO from unconsolidated ventures	1,825	1,279	7,804	5,376
Cash From Facility Operations	$ 84,470	$ 61,413	$ 294,023	$ 238,958

(1) The calculation of Cash From Facility Operations includes integration, transaction-related and EMR roll-out costs of $4.1 million and $14.5 million for the three months and year ended December 31, 2013, respectively. The calculation of Cash From Facility Operations includes integration, transaction-related and EMR roll-out costs of $7.2 million and $23.5 million for the three months and year ended December 31, 2012, respectively.

(2) Total entrance fee receipts for the three months ended December 31, 2013 and 2012 were $32.5 million and $22.9 million, respectively, including $13.6 million and $9.8 million, respectively, of non-refundable entrance fee receipts included in net cash provided by operating activities. Total entrance fee receipts for the years ended December 31, 2013 and 2012 were $92.3 million and $82.7 million, respectively, including $44.2 million and $40.1 million, respectively, of non-refundable entrance fee receipts included in net cash provided by operating activities.

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Emeritus Non-GAAP Financial Measure Definitions
Adjusted EBITDA/EBITDAR and CFFO are financial measures of operating performance that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company believes that these non-GAAP measures are useful in identifying trends in day-to-day performance because they exclude items that are of little or no significance to operations and provide indicators to management of progress in achieving optimal operating performance. In addition, these measures are used by many research analysts and investors to evaluate the performance and the value of companies in the senior living industry. The Company strongly urges you to review the reconciliation of net loss to Adjusted EBITDA/EBITDAR and the reconciliation of net cash provided by operating activities to CFFO, provided below, along with the Company’s consolidated balance sheets, statements of operations, and statements of cash flows. The Company defines Adjusted EBITDA/EBITDAR and CFFO and provides other information about these non-GAAP measures in the Company’s Annual Report on Form 10 -K for the year ended
December 31, 2013, to be filed with the SEC.

Emeritus Adjusted EBITDA/EBITDAR Reconciliation
The table below shows the reconciliation of net loss to Adjusted EBITDA/EBITDAR for the three months and year ended December 31, 2013 and 2012 (in thousands):
Three Months Ended Year Ended
December 31, December 31,
2013 2012 2013 2012
Net loss $ (49,059) $ (27,525) $ (152,970) $ (85,075)
Depreciation and amortization 45,869 42,605 181,483 140,629
Interest income (116) (105) (462) (408)
Interest expense 71,659 60,862 287,389 176,945
Net equity losses for unconsolidated joint ventures 32 76 125 576
Income tax (benefit) provision (1,480) (2,078) 639 (1,158)
Loss from discontinued operations 5,878 — 11,100 7,705
Amortization of above/below market rents 1,230 1,309 4,930 6,299
Amortization of deferred gains (230) (264) (957) (1,046)
Loss on early extinguishment of debt 207 53 204 186
Stock-based compensation 4,154 2,727 14,505 11,046
Change in fair value of derivative financial
instruments 83 29 6 948
Deferred revenue (30) (620) 2,605 (1,375)
Deferred straight-line rent 3,419 2,859 4,788 6,080
Impairment of long-lived assets 8,227 — 8,227 2,135
Transaction and financing costs 3,904 3,284 5,737 5,923
Transition costs 1,142 — 2,189 —
Self-insurance reserve adjustments, prior years 5,952 3,560 19,376 5,996
Adjusted EBITDA 100,841 86,772 388,914 275,406
Lease expense 45,157 29,446 142,498 114,382
Adjusted EBITDAR $ 145,998 $ 116,218 $ 531,412 $ 389,788

Emeritus Cash From Facility Operations Reconciliation
The following table shows the reconciliation of net cash provided by operating activities to CFFO and Adjusted CFFO (in thousands):
Three Months Ended Year Ended
December 31, December 31,
2013 2012 2013 2012
Net cash provided by operating activities $ 4,348 $ 5,937 $ 98,189 $ 116,558
Changes in operating assets and liabilities, net 25,002 17,005 20,092(14,735)
Repayment of capital lease and financing obligations(7,664)(5,432)(27,146)(17,882)
Recurring capital expenditures(7,780)(9,303)(26,473)(23,947)
Distributions from unconsolidated joint ventures (a) 1 161 472 1,177
Cash From Facility Operations 13,907 8,368 65,134 61,171
Transaction costs 3,904 3,030 5,737 5,510
Transition costs 1,142 — 2,189 —
Self-insurance reserve adjustments, prior years 5,952 3,560 19,376 5,996
Unusual income tax items (b) — 3,048 — 3,048
Adjusted Cash From Facility Operations $ 24,905 $ 18,006 $ 92,436 $ 75,725
CFFO per share $ 0.30 $ 0.19 $ 1.40 $ 1.37
Adjusted CFFO per share $ 0.53 $ 0.40 $ 1.99 $ 1.69
(a) Excludes distributions resulting from the Blackstone JV transaction, the sale of communities and refinancing of debt.
(b) Consists of state tax expense related to the taxable gain on the Blackstone JV transaction.